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EXHIBITS

Exhibit 99.1	Press release issued August 13, 2002 in which the Registrant announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired with respect to the Registrant's acquisition of Donnelly Corporation.

Exhibit 99.1

Magna International Inc. 337 Magna Drive Aurora, Ontario L4G 7K1 Tel: (905) 726-2462 Fax: (905) 726-7164	Donnelly Corporation 49 West Third Street Holland, Michigan 49423 Tel: (616) 786-7000 Fax: (616) 786-6034

JOINT PRESS RELEASE
MAGNA ACQUISITION OF DONNELLY CLEARS U.S. ANTITRUST REVIEW

August 13, 2002 — Aurora, Ontario, Canada and Holland, Michigan. .. .. . Magna International Inc. (NYSE: MGA; TSX: MG.A; MG.B) and Donnelly Corporation (NYSE: DON) announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired yesterday at midnight with respect to Magna's previously announced acquisition of Donnelly Corporation. The acquisition remains subject to the satisfaction or waiver of a number of other conditions, including clearance from the antitrust regulatory authorities in the European Union. The transaction is currently expected to close in October 2002.

Magna, one of the most diversified automotive suppliers in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: interior products, including complete seats, instrument and door panel systems and sound insulation, and closure systems through Intier Automotive Inc.; stamped, hydroformed and welded metal parts and assemblies through Cosma International; exterior and interior mirror systems through Magna Mirror Systems; a variety of plastic parts and exterior decorative systems including body panels and fascias through Decoma International Inc.; various engine, transmission, fueling and cooling components through Tesma International Inc.; and a variety of drivetrain components and complete vehicle engineering and assembly through Magna Steyr. Magna's non-automotive activities are conducted through Magna Entertainment Corp.

Magna has over 65,000 employees in 176 manufacturing operations and 43 product development and engineering centers in 19 countries. More information on Magna is available on Magna's website at http://www.magna.com.

Donnelly is a technology-driven, customer-focused automotive supplier that has been based in Holland, Michigan, since 1905. Through its various product lines, Donnelly serves every major automotive manufacturer in the world. The company has more than 6,000 employees in 14 countries worldwide. Donnelly has been named by the Society of Automotive Engineers as a model company in lean manufacturing practices and has been recognized by Automotive Industries magazine as one of the "Best of the Best" suppliers of mirrors and lighting systems. In addition, Donnelly is nationally recognized as a leader in the application of participative management principles and systems. More information on Donnelly is available on Donnelly's website at http://www.donnelly.com.

For further information: please contact Louis Tonelli at Magna at (905) 726-7035 or Charles Pear at Donnelly at (616) 786-5712.

Investors are urged to read Magna's and Donnelly's prospectus/proxy statement relating to the transaction that is contained in the Registration Statement on Form F-4 (No. 333-96719) filed with the U.S. Securities and Exchange Commission, because it contains important information. The prospectus/proxy statement will be mailed to Donnelly's shareholders; in addition, investors can get the document for free at the Commission's website, http://www.sec.gov, and for free from Magna and Donnelly after the mailing.

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